

05038573

SECU~ _____ SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *41804*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2004_ AND ENDING _12/31/04_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Breckenridge Securities Corp._

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 E. Paces Ferry Rd, Suite 2100
                                        (No. and Street)

Atlanta   _GA_   _30326_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven J. Hunter   _404-965-1600_
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith + Howard, PC
                    (Name – if individual, state last, first, middle name)

1795 Peachtree St, Suite 300   _Atlanta,_ _GA_   _30309_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Steven J. Hunter_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Breckenridge Securities Corp._____ , as
of ___February 28_____ , 20 05 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Fin-Op Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2004

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

**Board of Directors
Breckenridge Securities Corp.**

We have audited the accompanying statement of financial condition of Breckenridge Securities Corp. as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on Pages 13-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Howard

February 18, 2005

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets

Cash	$	13,801
Accounts receivable		117,112
Prepaid expenses		5,407
Total Current Assets	$	136,320

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$	117,112
Accrued expenses (Note 2)		968
Total Current Liabilities		118,080

Stockholders' Equity

Common stock, $1 per value; 500,000 shares authorized

2,000 issued and outstanding	2,000
Additional paid-in capital	20,800
Accumulated deficit	(4,560)
	18,240

Total Current Liabilities and Stockholders' Equity	$	136,320

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Income		
Fees	$	592,821
Interest income		100
		592,921
Administrative Expenses		18,227
Consulting Fees		579,301
		597,528
Net Loss	$	(4,607)

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at Beginning of Year	$ 2,000	$ 20,800	$ 47	$ 22,847
Net Loss	-	-	(4,607)	(4,607)
Balance at End of Year	$ 2,000	$ 20,800	$ (4,560)	$ 18,240

See accompanying notes.

6

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net loss	$	(4,607)
Change in assets and liabilities:		
Decrease in reimbursable expenses receivable		713
Increase in accounts receivable		(117,112)
Decrease in prepaid expenses		92
Increase in accounts payable		117,112
Increase in accrued expenses		968
Net Cash Required by Operating Activities		(2,834)
Net Decrease in Cash		(2,834)
Cash at Beginning of Year		16,635
Cash at End of Year	$	13,801
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During Year for:		
Interest (net of amount capitalized)	$	-
Income taxes		-

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc., to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Breckenridge Group, Inc. Under the agreement, as amended during 2003, the Company receives an annual retainer of $12,000 - $20,000. The agreement can be terminated by either party with a 30-day notice.

During 2004, $20,000 in fee revenue was earned from The Breckenridge Group, Inc. and $11,613, of which $968 was accrued at December 31, 2004, in office support services was expensed to The Breckenridge Group, Inc.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as a "Subchapter S-Corporation". Under "Subchapter S" provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $12,833, which was $4,961 in excess of its required net capital of $7,872.

SUPPLEMENTARY INFORMATION

Certified Public Accountants and Advisers

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Breckenridge Securities Corp.

In planning and performing our audit of the financial statements of Breckenridge Securities Corp. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 300, 1795 Peachtree Street, N.E., Atlanta, GA 30309
Tel 404.874.6244   Fax 404.874.1658   www.smith-howard.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Arnett & Howard

February 18, 2005

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
DECEMBER 31, 2004

Net Capital

Total stockholders' equity	$	18,240
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		18,240

Add:
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — -
B. Other (deductions) or allowable credits - deferred income — -

Total capital and allowable subordinated liabilities	18,240

Deductions and/or charges
A. Non-allowable assets
   Prepaid expenses — (5,407)
B. Secured demand note deficiency — -
C. Commodity futures contracts and spot commoditites - Proprietary capital charges — -
D. Other deductions and/or charges — -
Additions and/or credits — -

Net capital before haircuts on securities positions	12,833

Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f))
A. Contractual securities commitments — -
B. Subordinated securities borrowings — -
C. Trading and investment securities — -
D. Undue concentrations — -
E. Other — -

Net capital	$	12,833

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I (CONTINUED)
DECEMBER 31, 2004

Aggregate Indebtedness

Total aggregate indebtedness from balance sheet	$	118,080

Add:
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-

Total Aggregate Indebtedness	$	118,080

Computation of Basic Net Capital Requirement

A. Minimum capital required (6 2/3% of aggregate indebtedness)	$	7,872
B. Minimum dollar net capital requirement of reporting broker/dealer		5,000

Net capital requirement (greater of A or B)	$	7,872

Excess Net Capital	$	4,961

Excess Net Capital at 1000%	$	1,025

Reconciliation with Company's Computation (Included in
Part II or Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	12,833
Net capital adjustments		-

Net Capital per above	$	12,833

14

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
DECEMBER 31, 2004

The computation of determination of reserve requirements, information relating to possession or control requirements, and schedule of segregation requirements and funds segregation for customers' regulated commodity futures and options accounts is not presented as the Company is claiming exemption under Rule 15c3-3.